EXHIBIT 15.1

May 15, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent accountant who was engaged to audit a significant subsidiary of National Bank of Greece S.A (“NBG”), namely Finansbank A.S for the two years ended December 31, 2013. Deloitte Hadjipavlou Sofianos and Cambanis S.A continue to be the principal accountants of the NBG Group.

We have read Item 16F included in the heading “Change in Registrant’s Certifying Accountant” of the Form 20-F dated May 15, 2015, of the National Bank of Greece S.A and its subsidiaries and are in agreement with the statements therein.

Very truly yours,

/s/ DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S
Member of DELOITTE TOUCHE TOHMATSU LIMITED
May 15, 2015.